SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of May, 2006

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

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Attached hereto and incorporated by reference herein is a management's discussion and analysis of financial condition and results of operations with respect to the quarter ended March 31, 2006, dated May 25, 2006.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statement on Form S-8 (Registration No. 333-111932).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                        TEFRON LTD.

                                        (Registrant)



                                        By: /s/ Asaf Alperovitz
                                        -----------------------
                                        Asaf Alperovitz
                                        Chief Financial Officer


                                        By: /s/ Hanoch Zlotnik
                                        ----------------------
                                        Hanoch Zlotnik
                                        Finance Manager

Date: May 25, 2006

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                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                       FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

     Tefron Ltd. manufactures intimate apparel, active wear and swim-wear sold throughout the world by such name-brand marketers as Victoria's Secret, Nike, Target, Warnaco/Calvin Klein, The Gap, Banana Republic, Mervyn's, Puma, Patagonia, Adidas, Reebok and other well known American and European retailers and designer labels. Through the utilization of manufacturing technologies and techniques developed or refined by us, we are able to mass-produce quality garments featuring unique designs tailored to our customers' individual specifications at competitive prices. Our product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, daywear, nightwear, bodysuits, swim-wear, beach-wear, active-wear and accessories. As announced on April 27, 2006, we closed the sale of our ownership interest in AlbaHealth LLC that manufactures and sells a range of textile healthcare products. Accordingly, we will cease to consolidate the financial statements of AlbaHealth from the closing date onward.

     We seek to apply our manufacturing technologies and techniques to meet the fashion and merchandising needs of our customers. With product innovation made possible by our manufacturing capabilities, we invest our marketing efforts to become a principal supplier to a more select customer base, representing some of the leaders in the intimate apparel, active-wear and swim-wear industries.

     We are known for the technological innovation of our Hi-Tex manufacturing process. Our Hi-Tex manufacturing process was implemented as part of our strategy to streamline our manufacturing process and improve the design and quality of our products. The Hi-Tex manufacturing process includes the utilization of a single machine that transforms yarn directly into a nearly complete garment, replacing the knitting, cutting, and significant sewing functions which, in traditional manufacturing, are performed sequentially on separate machines at separate workstations. Following this single-machine operation, all the Hi-Tex manufacturing process requires to complete the garment is dyeing and a reduced amount of sewing and finishing. Our Hi-Tex manufacturing process enables us to produce a substantially wider range of fabrics, styles and product lines, resulting in a consistently high level of comfort, quality and durability. Our fabric engineering, product design and the comfort of our products provide us with an opportunity to expand our sales of active-wear products.

     The financial information below reflects the operations of the Company and its subsidiaries on a consolidated basis.

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THREE MONTHS ENDED MARCH 31, 2006

     SALES

     Sales for the first quarter ended March 31, 2006 increased by 8.0% to $56.8 million, compared to sales of $52.6 million for the first quarter ended March 31, 2005. This increase in sales was primarily due to the growth in sales of our active-wear product line, and in particular sales to Nike for their Nike Pro category, as well as due to the growth in sales of our swim-wear product line which are typically the strongest in the first quarter of the year due to the seasonality of the swim-wear business.

     COST OF SALES

     Cost of sales consists primarily of materials, certain salaries and related expenses, subcontracting expenses and other overhead expenses related to our manufacturing operations. Cost of sales decreased by 3.1% to $42.9 million in the first quarter of 2006 as compared to $44.3 million in the equivalent period of 2005. As a percentage of sales, cost of sales decreased from 84.2% in the first quarter of 2005 to 75.5% in the first quarter of 2006. This decrease was primarily due to our continuous improved operating efficiencies and further transfer of our sewing capacity to Jordan with lower labor costs.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing, administration and management activities, freight and other administrative costs. Selling, general and administrative expenses increased by 15.3% to $5.9 million in the first quarter of 2006 as compared to $5.1 million in the equivalent period of 2005. This increase was mainly attributed to an increase in selling expenses due to the increase in our sales volume

     As a percentage of sales, selling, general and administrative expenses increased to 10.4% in the first quarter of 2006 as compared to 9.7% in the first quarter of 2005.

     FINANCING EXPENSES, NET

     Financing expenses, net, were $0.6 million in the first quarter of 2006, compared to $0.8 million in the equivalent period of 2005. This decrease was mainly due to the reduction of short term bank debt following the public offering performed on the Tel-Aviv Stock Exchange during the first quarter.

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     INCOME TAXES

     Tax expense for the first quarter of 2006 was $2.0 million as compared to tax expense of $0.7 million for the first quarter of 2005. The primary reason for this increase was the increase in pretax profit which was $7.5 million for the first quarter of 2006 as compared to $2.4 million for the first quarter of 2005.

     LIQUIDITY AND CAPITAL RESOURCES

     During the first quarter of 2006, the Company generated $5.5 million of cash flow from operations compared to $5.1 million during the first quarter of 2005. Additionally, the Company received net proceeds of $13.8 million from the shares offering it performed during the first quarter on the Tel-Aviv Stock Exchange and proceeds of $0.5 million from exercise of its stock options. The Company also received $1.2 million of investment grants in respect of its investment in fixed assets. This cash flow was used to repay $16.5 million in bank debt, purchase $0.6 million in property, plant and equipment and together with other cash flow activities, increased cash and cash equivalents balance by $3.7 million from $8.2 million in December 31, 2005 to $11.9 at March 31, 2006.